SINO GAS INTERNATIONAL HOLDINGS, INC.
The Farmhouse
558 Lime Rock Road
Lime Rock, Connecticut 06039

May 4, 2007

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attention:	Mr. John D. Reynolds
Assistant Director,
Division of Corporation Finance

Re:	Request for Withdrawal of Registration Statement on Form SB-2
File No. 333-138294

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Sino Gas International Holdings, Inc. (the "Company") hereby makes application to withdraw its Registration Statement on Form SB-2, File No. 333-138294 (the "Registration Statement"), together with all exhibits and amendments thereto. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on October 27, 2006, and an amendment was filed with the Commission on March 16, 2007. The Registration Statement has not been declared effective, and no securities have been offered or sold under the Registration Statement.

The Company and the selling stockholders named in the Registration Statement have determined that it is not now in the best interests of the Company or the selling stockholders to undertake this offering. No securities were sold in this offering.

The Company's management believes that the Commission's approval of this application would be consistent with the public interest and the protection of investors.

Accordingly, we respectfully request that the Commission issue an order granting the withdrawal of the Amended Registration Statement as soon as possible.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the attorney for the Company, Darren Ofsink, Esq., of Guzov Ofsink, LLC via facsimile at (212) 688-7273 and via U.S. mail at 600 Madison Avenue, 14th Floor, New York, NY 10022. Should you have any questions regarding this matter, please call Mr. Ofsink at (212) 371-8008.

Sincerely,

/s/ Chen Fang

Chen Fang
Chief Financial Officer